ROSS MILLER Secretary of State 204 North Carson Street, Suite 'I Carson City, Nevada 8970-4620 (775) 684 5708 Website:www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390) .

USE BLACK INK ONLY - DO NOT HIGHLIGHT ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of corporation:

Alco Advanced Technologies, Inc,

2.  The articles have been amended as follows: (provide article numbers, if available) Article One is amended in its entirety to read as follows:

1.    Name of Corporation: The name of the Corporation is Southern ITS International, Inc. Article Two is amended in its entirety to read as follows:

2. Shares: The total number of shares of all classes of which the Corporation is Five Hundred Ten Million (510,000,000), consisting of Five Hundred Million (500,000,000 shares) of common stock, $0.001 par [continued on Attachment Page]

3.    The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 63.7%

4.    Effective date of filing: (optional) 4/5/12

, (must not be later than 90 days after the certificate is filed)

5.    Signature required)

X Sylvain L. Desrosiers

Signature of Officer

*It any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Amend Profit-After

form must be accompanied by appropriate fees. Revised: 3-6-09

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Alco Advanced Technologies. Inc.

Certificate of Amendment to Articles of Incorporation

Attachment Page

(continued from above) value per share (the "Common Stock") and Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share (the "Preferred Stock").

The board of directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

As of the effective date of this Amendment, there shall be a I – for - 300 Reverse Split of the issued and outstanding shares of Common Stock, such that each Three hundred (300) shares of Common Stock. $0.001 par value, issued and outstanding immediately prior to the effective date (the "Old Common Stock") shall be recombined, reclassified and changed into One (1) share of the corporation's Common Stock, $0.001 par value (the "New Common Stock"), with any fractional interest rounded up to the nearest whole share; every Three Hundred (300) shares of Old Common Stock outstanding on the effective date of this amendment shall be automatically converted into One (1) share of New Common Stock and, in lieu of fractional shares, each share so converted shall be rounded up to the next highest number of full shares of New Common Stock; provided that no Stockholder of record as of the effective date of the reverse split shall have fewer than One Hundred (100) shares of New Common Stock."

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